VOYA PREFERRED ADVANTAGE VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED INDIVIDUAL VARIABLE ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated May 4, 2017

This supplement updates and amends certain information contained in your prospectus dated May 1, 2017.
Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION REGARDING THE
IVY VIP REAL ESTATE SECURITIES PORTFOLIO

Ivy VIP Real Estate Securities portfolio has been renamed Ivy Advantus Real Estate Securities portfolio and Advantus Capital Management, Inc. has been named as subadviser. Accordingly, all references to Ivy VIP Real Estate Securities portfolio appearing in your prospectus are to be replaced with Ivy VIP Advantus Real Estate Securities portfolio and the prospectus is to be revised to reflect the new subadvisory arrangement.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
1-888-854-5950

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.